U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

October 4, 2013

FILED VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	ADVISORS SERIES TRUST
Request for Withdrawal of Amendment to a Registration Statement
(File Nos.: 333-17391 and 811-07959)

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Advisors Series Trust (the “Trust”), on behalf of the Orinda Income Opportunities Fund (the “Fund”), respectfully requests that the U.S. Securities and Exchange Commission consent to the withdrawal of Post-Effective Amendment No. 545 to the Trust’s Registration Statement, filed on October 4, 2013 (accession number 0000894189-13-005614).  No securities were sold in connection with Post-Effective Amendment No. 545.

Post-Effective Amendment No. 545 was filed for the purpose of submitting the XBRL exhibit for the risk/return summary first provided in PEA No. 543 to the Trust’s Registration Statement with respect to the Fund.  The Trust has determined that an incorrect filing type (485APOS) was used, and will file a new post-effective amendment using filing type 485BPOS to submit the XBRL exhibit for the risk/return summary provided in PEA No. 543 with respect to the Fund.

Pursuant to the requirements of Rule 478 under the Securities Act, this application for withdrawal of Post-Effective Amendment No. 545 has been signed by the President of the Trust this 4th day of October, 2013.

If you have any questions regarding the enclosed, please do not hesitate to contact the Trust’s Secretary, Jeanine M. Bajczyk, Esq., at (414) 765-6609.

Very truly yours,

ADVISORS SERIES TRUST

By: /s/ Douglas G. Hess

Douglas G. Hess
President